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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                            -------------------------
                                   SCHEDULE TO
                                 (RULE 14D-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                                   Genset S.A.
                            (Name of Subject Company)
                                  Serono S.A.,
                           Serono France Holding S.A.
                                       and
                                   Serono B.V.
                       (Name of Filing Persons (Offerors))

             Ordinary Shares, nominal value of (euro)3.00 per share
                                       and
   American Depositary Shares evidenced by American Depositary Receipts, each
     American Depositary Share representing one-third of one Ordinary Share
                         (Title of Class of Securities)

                                    37244T104
                      (CUSIP Number of Class of Securities)

                                Nathalie Joannes
                                 General Counsel
                                   Serono S.A.
                             15bis Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                               011-41-22-739-3113
                                    Copy to:


         Jean-Marie Ambrosi                          William A. Groll
 Cleary, Gottlieb, Steen & Hamilton         Cleary, Gottlieb, Steen & Hamilton
       41, Avenue de Friedland            City Place House, 55 Basinghall Street
         75008 Paris, France                 London EC2V 5EH, United Kingdom
        011 33 1 40 74 68 00                       011 44 207 614 2200

                 (Name, Address and Telephone Numbers of Persons
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                            -------------------------
                            Calculation of Filing Fee
--------------------------------------------------------------------------------
       Transaction Valuation*                       Amount of Filing Fee**
             $34,722,144                                  $3,194.44
--------------------------------------------------------------------------------
* Estimated solely for purposes of calculating the filing fee in accordance with Section 14(g)(3) of the Exchange Act. The Transaction Valuation was calculated on the basis of (i) the offer price of (a) Euro 3.25 for each of the 6,944,007 ADSs outstanding; (b) Euro 9.75 for each of the 300,352 ordinary shares held by U.S. holders within the meaning of Rule 14d-1(d) under the Exchange Act and the 62,257 ordinary shares that would be issued to U.S. holders upon exercise of outstanding options that are, or will become, exercisable prior to the expiration of the offer; (c) Euro 102.64 for each of the 86,695 OCEANEs held by U.S. holders, and (d) Euro 1.00 for each of the 9,000 warrants held by U.S. holders issued prior to June 2002 and(euro)6.50 for each of the 15,000 warrants held by U.S. holders issued during June 2002 (which results in an aggregate value offered in this tender offer in euro of Euro 35,108,335) and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on July 10,
    2002) of U.S. $0.9890 for one euro. The number of Shares, options to purchase Shares, OCEANEs and warrants held by U.S. holders and the number of ADSs is based on the most current information provided to the bidder by Genset S.A. as of the commencement of this offer, as modified to reflect information provided by Genset subsequently about the number of OCEANEs and warrants held by U.S. holders.
** The filing fee, calculated in accordance with Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, is $92 for every $1,000,000 of the aggregate amount of cash proposed to be offered.
[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,326.00              Filing Party: Serono S.A. and
                                               Serono France Holding S.A.
Form or Registration No.: Schedule TO          Date Filed:  July 16, 2002
                               -------------------
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
               Check the appropriate boxes below to designate any
                  transactions to which the statement relates:

[X] third-party tender offer subject    [ ] going-private transaction subject to
    to Rule 14d-1.                          Rule 13e-3.
[ ] issuer tender offer subject to Rule [ ] amendment to Schedule 13D under
    13e-4.                                  Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

This Amendment No. 1 (this "Amendment") amends and supplements the Schedule TO filed on July 16, 2002 (the "Schedule TO"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the U.S. Offer to Purchase (previously filed as Exhibit 99(a)(1) to the Schedule TO).

Item 1.    Summary Term Sheet.

The information set forth in the "Summary Term Sheet" in the U.S. Offer to Purchase under the Question "Will the Offers be followed by a squeeze-out if all the Shares are not tendered in the Offers?" is hereby amended to include the following:

"Although it is the current intention of Serono and Purchaser to undertake a minority buy-out offer followed by a squeeze-out if they are able to do so, the final decision whether or not to proceed with a minority buy-out offer and a squeeze-out will be made based on the following considerations:

o   The costs of such an offer;

o The potential benefits of continuing access to the equity capital markets through the listed Shares of Genset;

o The ability of Serono and Purchaser to conduct the minority buy-out offer in compliance with applicable laws and regulations;

o The acceptability of the price paid in the Offers as the price to be paid in the minority buy-out offer and squeeze-out to the independent appraiser who would be appointed by Serono for such purpose, subject to the approval of the CMF and the absence of objection by the COB; and

o The ability of Serono and Purchaser to obtain the approval of the CMF of the minority buy-out offer and squeeze-out.

If we are able to, and determine to, proceed with a minority buy-out offer followed by a squeeze-out, we anticipate that we would undertake these steps within a reasonable time, and in any event, if possible, within one year, following the expiration of the Offers."

Item 3.    Identity and Background of Filing Person.

Serono B.V. is hereby added as an offeror and the Schedule TO is being filed on its behalf.

The information set forth in Section 9: "Certain Information Concerning Purchaser and Serono" in, and in Schedule A to, the U.S. Offer to Purchase is hereby amended to include the following:

Serono B.V. is organized as a private company with limited liability under the laws of The Netherlands. It has its principal office at Alexanderstraat 3-5, 2514 JL's-Gravenhage, The Netherlands. Its telephone number is 31-70-302-5700. Serono B.V. serves primarily as a holding company and financing subsidiary for Serono's operations outside of Switzerland. All of the shares of Serono B.V. are held by Serono Tri Holdings B.V., a private company with limited liability organized under the laws of The Netherlands, that is a holding company with no operations and that has its principal office at the same address as that of Serono B.V. All of the shares of Serono Tri Holdings B.V. are held by Serono S.A.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and executive officers of Serono B.V. is as follows:

1) Ernesto Bertarelli (Director) (See information concerning Directors of Serono in the U.S. Offer to Purchase)

2) Jacques Theurillat (Director) (See information concerning Directors of Serono in the U.S. Offer to Purchase)

3) Jean-Pierre Verhassel (Director) (See information concerning Executive Officers of Serono in the U.S. Offer to Purchase)

4)  Serono Tri Holdings B.V. (see description above)

5) ABN Amro Trust Company (Nederland) B.V. (President of the board) Strawinskylaan 3105, 7th floor
    1077 ZX Amsterdam
    The Netherlands

    ABN Amro Trust Company (Nederland) B.V. is a Dutch company which provides services relating to the formation, management and administration of companies located in the Netherlands.

6)  Paul Schmitz (Director)
    Strawinskylaan 3105, 7th floor
    1077 ZX Amsterdam
    The Netherlands

    Mr. Schmitz has been with the ABN Amro group since 1969, and has held several positions of increasing responsibility. He is currently Account Manager at ABN Amro Trust Company (Nederland) B.V. Mr. Schmitz holds a certificate in accounting and banking. Mr. Schmitz is a Dutch national and resident of The Netherlands.

7)  Andreas Floris (Director)
    Strawinskylaan 3105, 7th floor
    1077 ZX Amsterdam
    The Netherlands

    Mr. Floris has been with the ABN Amro group since 1979, and has held several positions of increasing responsibility within the insurance and administration departments. He is currently Senior Account Manager at ABN Amro Trust Company (Nederland) B.V. Mr. Floris holds a certificate in Practice Bookkeeping and a diploma in Modern Business Administration as well as several banking diplomas. Mr. Floris is a Dutch national and resident of The Netherlands.

Neither Serono B.V. nor, to the best of our knowledge, any of the persons listed above, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws or a finding of any violation of United States federal or state securities laws.

Except as described in the U.S. Offer to Purchase, neither Serono B.V. nor, to the best of our knowledge, any of the persons listed above (a) beneficially owns or has a right to acquire any Securities or any other equity securities of Genset, (b) has effected any transaction in Securities or any other equity securities of Genset during the past 60 days, or (c) has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Genset (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). In the past two years, there have been no transactions that would require reporting under the rules and regulations of the Commission between Serono B.V. or, to our knowledge, any of the persons listed above, on the one hand, and Genset or any of its executive officers, directors or affiliates, on the other hand. Except as set forth in the U.S. Offer to Purchase, in the past two years, there have been no negotiations, transactions or material contacts between Serono B.V. or, to our knowledge, any of the persons listed above, on the one hand, and Genset or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Genset's securities, an election of Genset's directors or a sale or other transfer of a material amount of assets of Genset.

Item 6.    Purposes of the Transaction and Plans or Proposals.

The information contained in Section 7: "Possible Effects of the Offers on the Market for Genset's Securities; Nasdaq Listing; Exchange Act Registration and Margin Regulations" in the U.S. Offer to Purchase is hereby amended to include the following:

"The Bank of New York, as depositary, will at any time at the direction of Genset terminate the deposit agreement by mailing notice of termination to the ADS holders at least 30 days prior to the date fixed in the notice of termination.

On and after the date of termination, ADS holders will, upon (a) surrender of such ADSs, (b) payment of the fee of the depositary for the surrender of such ADSs, and (c) payment of any applicable taxes or governmental charges, be entitled to delivery of Shares and any other deposited securities represented by the ADSs surrendered. If any ADSs remain outstanding after the date of termination, the depositary will discontinue the registration of transfers of ADSs, will suspend the distribution of dividends to the holders thereof, and will not give any further notices or perform any further acts under the deposit agreement, except (a) collecting distributions on the deposited securities, (b) selling rights as provided in the deposit agreement and (c) delivering Shares and any other deposited securities upon cancellation of ADSs. At any time after the expiration of one year from the date of termination, the depositary may sell any remaining Shares by public or private sale. After that, the depositary will hold the proceeds of the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The depositary's only obligations will be to account for the proceeds of the sale and other cash. After termination Genset's only obligations will be with respect to indemnification of, and to pay certain amounts to, the depositary."

The information contained in Section 11: "Purpose of the Offers and Plans for Genset" in the U.S. Offer to Purchase is hereby amended to include the following:

"Although it is the current intention of Serono and Purchaser to undertake a minority buy-out offer followed by a squeeze-out if they are able to do so, the final decision whether or not to proceed with a minority buy-out offer and a squeeze-out will be made based on the following considerations:

o   The costs of such an offer;

o The potential benefits of continuing access to the equity capital markets through the listed Shares of Genset;

o The ability of Serono and Purchaser to conduct the minority buy-out offer in compliance with applicable laws and regulations;

o The acceptability of the price paid in the Offers as the price to be paid in the minority buy-out offer and squeeze-out to the independent appraiser who would be appointed by Serono for such purpose, subject to the approval of the CMF and the absence of objection by the COB; and

o The ability of Serono and Purchaser to obtain the approval of the CMF of the minority buy-out offer and squeeze-out.

If we are able to, and determine to, proceed with a minority buy-out offer followed by a squeeze-out, we anticipate that we would undertake these steps within a reasonable time, and in any event, if possible, within one year, following the expiration of the Offers."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2002

                                           SERONO S.A.


                                                  /s/ Jacques Theurillat
                                           -------------------------------------
                                                        (Signature)

                                                    Jacques Theurillat
                                           -------------------------------------
                                                     (Name and Title)

                                                 Director and Deputy Chief
                                                     Executive Officer
                                           -------------------------------------


                                           SERONO FRANCE HOLDING S.A.


                                                  /s/ Jacques Theurillat
                                           -------------------------------------
                                                        (Signature)

                                                    Jacques Theurillat
                                           -------------------------------------
                                                     (Name and Title)

                                                         Director
                                           -------------------------------------


                                           SERONO B.V.


                                                  /s/ Jacques Theurillat
                                           -------------------------------------
                                                        (Signature)

                                                    Jacques Theurillat
                                           -------------------------------------
                                                     (Name and Title)

                                                         Director
                                           -------------------------------------


                                                    /s/ Paul Wilkinson
                                           -------------------------------------
                                                        (Signature)

                                                      Paul Wilkinson
                                           -------------------------------------
                                                     (Name and Title)

                                                 Authorized Representative
                                           -------------------------------------